Exhibit 99.3.2

PRO FORMA VALUATION UPDATE REPORT

INVESTORS BANCORP, INC.

Short Hills, New Jersey

PROPOSED HOLDING COMPANY FOR:

INVESTORS BANK

Short Hills, New Jersey

Dated As Of:

March 3, 2014

Prepared By:

RP® Financial, LC.

1100 North Glebe Road

Suite 600

Arlington, Virginia 22201

March 3, 2014

Boards of Directors

Investors Bancorp, MHC

Investors Bancorp, Inc.

Investors Bank

101 JFK Parkway

Short Hills, New Jersey 07078

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and accepted by the Federal Reserve Board (“FRB”), the Federal Deposit Insurance Corporation (“FDIC”), the New Jersey Department of Banking and Insurance (the “Department”) and the Office of the Comptroller Currency (“OCC”), and applicable interpretations thereof. Our original appraisal report, dated November 29, 2013 (the “Original Appraisal”), and previous appraisal update report, dated January 31, 2014 (the “First Update’), are incorporated herein by reference. As in the preparation of our Original Appraisal and First Update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On December 17, 2013, the respective Boards of Directors of Investors Bancorp, MHC (the “MHC”) and Investors Bancorp, Inc. (“ISBC”), a Delaware corporation, adopted the plan of conversion and reorganization (the “Plan of Conversion”), whereby the MHC will convert to stock form. As a result of the conversion, ISBC, which currently owns all of the issued and outstanding common stock of Investors Bank, will be merged into a new Delaware corporation with the name of Investors Bancorp, Inc. (“Investors Bancorp” or the “Company”). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Investors Bancorp or the Company. As of December 31, 2013, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 61.35% of the common stock (the “MHC Shares”) of Investors Bancorp. The remaining 38.65% of Investors Bancorp’s common stock was owned by public shareholders.

It is our understanding that Investors Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Plans including Investors Bank’s employee stock ownership plan (the “ESOP”) and Other Depositors, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares

Washington Headquarters
Three Ballston Plaza	Telephone:	(703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.:	(703) 528-1788
Arlington, VA 22201	Toll-Free No.:	(866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Boards of Directors

March 3, 2014

remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a firm commitment underwritten offering. Upon completing the mutual-to-stock conversion and stock offering (the “second-step conversion”), the Company will be 100% owned by public shareholders, the publicly-held shares of ISBC will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

In connection with the second-step conversion, the Company will contribute $10 million of Investors Bancorp common stock and $10 million of cash to the Investors Charitable Foundation (the “Foundation”).

On April 5, 2013, the Company announced the acquisition of Gateway Community Financial Corporation (“Gateway Community”), the federally-chartered holding company for GCF Bank. On January 10, 2014, the acquisition of Gateway Community was completed. Pursuant to the terms of the Gateway Community merger agreement, Gateway Community Financial, MHC (“Gateway Community MHC”) has merged into the MHC, with the MHC as the surviving entity, which was followed by the merger of Gateway Community into Investors Bancorp, with Investors Bancorp surviving, and the merger of GCF Bank into Investors Bank, with Investors Bank surviving. As Gateway Community has no public shareholders, no merger consideration was paid to third parties. Investors Bancorp issued 762,776 shares of its common stock to the MHC as consideration for the transaction, which was based on the $19.0 million pro forma market valuation of Gateway Community as determined by an independent appraisal, divided by the average of the closing sales price of a share of Investors Bancorp common stock, as reported on the Nasdaq Stock Market, for the twenty consecutive days ending on the second day preceding the closing of the mergers.

Accordingly, after taking into the pro forma impact of the Investor Bancorp shares issued for the acquisition of Gateway Community, the MHC’s ownership interest increased from 61.35% to 61.56% and the public shareholders’ ownership interest decreased from 38.65% to 38.44%.

This updated appraisal reflects the following noteworthy items: (1) a review of stock market conditions since the date of the Original Appraisal; and (2) updated pro forma data based on Investors Bancorp’s shares outstanding as of December 31, 2013 and taking into account the shares issued for the acquisition of Gateway Community.

The estimated pro forma market value is defined as the price at which Investors Bancorp’s common stock, immediately upon completion of the second-step offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP

Boards of Directors

March 3, 2014

Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Stock Market Conditions

Since the date of the First Update, the performance of the broader stock market has generally been positive. A significant decline in January manufacturing activity drove stocks sharply lower at the start of February 2014. Stocks rebounded heading into mid-February, as disappointing job growth reflected in the January employment report and congressional testimony by the new Federal Reserve Chairwoman eased investor concerns that the Federal Reserve would not continue on its current course of easy monetary policies. The release of minutes from the Federal Reserve’s previous meeting, which indicated that some Federal Reserve officials were considering raising interest rates sooner than expected, pressured stocks lower heading into the second half of February. Despite data showing a softening economy, stocks traded higher to close out February. Stocks declined sharply on the first day of trading in March, as the Ukraine crisis sparked a global selloff. On March 3, 2014, the DJIA closed at 16168.03 or 2.99% higher since the date of the First Update and the NASDAQ closed at 4277.30 or 4.23% higher since the date of the First Update.

The market for thrift stocks also showed a slightly positive trend since the date of the First Update. Financial shares participated in the selloff experienced in the broader stock market on the first trading day of February. Janet Yellen’s debut congressional testimony as Federal Reserve Chairwoman helped to spark a rally in thrift stocks heading into mid-February, as she indicated that there were no plans to change course from the Federal Reserve’s current monetary policies. Thrifts shares faltered on the news that the Federal Reserve was considering raising interest rates sooner than expected. Thrift issues generally followed trends in the broader stock market in late-February and at the start of March, rallying at the end of February and then selling off at the start of March. On March 3, 2014, the SNL Index for all publicly-traded thrifts closed at 696.5, an increase of 1.60% since January 31, 2014.

Similar to the SNL Index, the updated pricing measures for the Peer Group and all publicly-traded thrifts generally were up slightly since the date of the First Update. Since the date of the First Update, the stock prices of seven out of the ten Peer Group companies were higher as of March 3, 2014. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on closing stock market prices as of January 31, 2014 and March 3, 2014.

Boards of Directors

March 3, 2014

Average Pricing Characteristics

	At Jan. 31, 2014	At March 3, 2014	% Change
Peer Group
Price/Earnings (x)	17.96x	18.17x	1.17%
Price/Core Earnings (x)	17.85	18.05	1.12
Price/Book (%)	122.43%	123.79%	1.11
Price/Tangible Book(%)	159.78	161.35	0.98
Price/Assets (%)	14.21	14.37	1.13
Avg. Mkt. Capitalization ($ Mil)	$1,940.05	$1,936.28	(0.19)

All Publicly-Traded Thrifts
Price/Earnings (x)	18.92x	19.21x	1.53%
Price/Core Earnings (x)	21.29	21.31	0.09
Price/Book (%)	101.20%	102.65%	1.43
Price/Tangible Book(%)	109.36	111.04	1.54
Price/Assets (%)	13.52	13.72	1.48
Avg. Mkt. Capitalization ($ Mil)	$352.88	$355.84	0.84

As set forth in the Original Appraisal and First Update, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

For purposes of comparable data in connection with the valuation of the Company, recent second-step conversion offerings are viewed to be the most relevant. As shown in Table 1, Waterstone Financial’s offering was closed at the top of its offering range raising gross proceeds of $253.0 million, resulting in an aggregate market value of $344.1 million. Waterstone Financial’s closing pro forma price/tangible book ratio equaled 80.70% and the stock price increased 5.8% after its first week of trading as a fully-converted company. As of March 3, 2014, Waterstone Financial’s stock price was up 4.8% from its second-step offering price.

Shown in Table 2 are the current pricing ratios for the fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange. The current

Boards of Directors

March 3, 2014

Table 1

Pricing Characteristics and After-Market Trends

Conversions Completed in the Last Three Months

Institutional Information			Pre-Conversion Data				Offering Information						Insider Purchases
			Financial Info.		Asset Quality						Contribution to Char. Found.		% Off Incl. Fdn.+Merger Shares
							Excluding Foundation					% of	Benefit Plans				Initial
Institution	Conversion Date	Ticker	Assets	Equity/ Assets	NPAs/ Assets	Res. Cov.	Gross Proc.	% Offer	% of Mid.	Exp./ Proc.	Form	Public Off. Excl. Fdn.	ESOP	Recog Plans	Stk Option	Mgmt.& Dirs.	Div. Yield
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(1)	(%)

Standard Conversions
Edgewater Bancorp, Inc. - MI	1/17/14	EGDW-OTCBB	$200	8.15%	3.84%	33%	$6.7	100%	86%	19.5%	N.A	N.A.	8.0%	4.0%	10.0%	13.5%	0.00%
Coastway Bancorp, Inc. - RI*	1/15/14	CWAY-NASDAQ	$381	7.24%	2.16%	25%	$49.5	100%	132%	3.2%	C/S	$300K/2.5%	8.0%	4.0%	10.0%	1.8%	0.00%

		Averages - Standard Conversions:	$290	7.70%	3.00%	29%	$28.1	100%	109%	11.3%	N.A.	N.A.	8.0%	4.0%	10.0%	7.6%	0.00%
		Medians - Standard Conversions:	$290	7.70%	3.00%	29%	$28.1	100%	109%	11.3%	N.A.	N.A.	8.0%	4.0%	10.0%	7.6%	0.00%

Second Step Conversions
Waterstone Financial, Inc. - WI*	1/23/14	WSBF-NASDAQ	$1,598	13.32%	5.04%	43%	$253.0	74%	115%	3.4%	N.A.	N.A.	8.0%	4.0%	10.0%	0.8%	0.00%

		Averages - Second Step Conversions:	$1,598	13.32%	5.04%	43%	$253.0	74%	115%	3.4%	N.A.	N.A.	8.0%	4.0%	10.0%	0.8%	0.00%
		Medians - Second Step Conversions:	$1,598	13.32%	5.04%	43%	$253.0	74%	115%	3.4%	N.A.	N.A.	8.0%	4.0%	10.0%	0.8%	0.00%

		Averages - All Conversions:	$726	9.57%	3.68%	34%	$103.1	91%	111%	8.7%	N.A.	N.A.	8.0%	4.0%	10.0%	5.4%	0.00%
		Medians - All Conversions:	$381	8.15%	3.84%	33%	$49.5	100%	115%	3.4%	N.A.	N.A.	8.0%	4.0%	10.0%	1.8%	0.00%

Institutional Information			Pro Forma Data							Post-IPO Pricing Trends
			Pricing Ratios(2)(5)			Financial Charac.				Closing Price:
										First		After		After
Institution	Conversion Date	Ticker	P/TB	Core P/E	P/A	Core ROA	TE/A	Core ROE	IPO Price	Trading Day	% Chge	First Week(3)	% Chge	First Month(4)	% Chge	Thru 3/3/14	% Chge
			(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)

Standard Conversions
Edgewater Bancorp, Inc. - MI	1/17/14	EGDW-OTCBB	55.0%	NM	5.5%	-1.4%	10.0%	-13.1%	$10.00	$10.00	0.0%	$10.25	2.5%	$10.25	2.5%	$10.35	3.5%
Coastway Bancorp, Inc. - RI*	1/15/14	CWAY-NASDAQ	72.1%	114.2x	11.7%	0.1%	16.3%	0.6%	$10.00	$10.92	9.2%	$10.75	7.5%	$10.19	1.9%	$10.29	2.9%

		Averages - Standard Conversions:	63.6%	114.2x	8.6%	-0.6%	13.1%	-6.2%	$10.00	$10.46	4.6%	$10.50	5.0%	$10.22	2.2%	$10.32	3.2%
		Medians - Standard Conversions:	63.6%	114.2x	8.6%	-0.6%	13.1%	-6.2%	$10.00	$10.46	4.6%	$10.50	5.0%	$10.22	2.2%	$10.32	3.2%

Second Step Conversions
Waterstone Financial, Inc. - WI*	1/23/14	WSBF-NASDAQ	80.7%	23.05	19.0%	0.8%	23.5%	3.5%	$10.00	$10.66	6.6%	$10.58	5.8%	$10.58	5.8%	$10.48	4.8%

		Averages - Second Step Conversions:	80.7%	23.1x	19.0%	0.8%	23.5%	3.5%	$10.00	$10.66	6.6%	$10.58	5.8%	$10.58	5.8%	$10.48	4.8%
		Medians - Second Step Conversions:	80.7%	23.1x	19.0%	0.8%	23.5%	3.5%	$10.00	$10.66	6.6%	$10.58	5.8%	$10.58	5.8%	$10.48	4.8%

		Averages - All Conversions:	69.3%	68.6x	12.1%	-0.1%	16.6%	-3.0%	$10.00	$10.53	5.3%	$10.53	5.3%	$10.34	3.4%	$10.37	3.7%
		Medians - All Conversions:	72.1%	68.6x	11.7%	0.1%	16.3%	0.6%	$10.00	$10.66	6.6%	$10.58	5.8%	$10.25	2.5%	$10.35	3.5%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1) As a percent of MHC offering for MHC transactions.	(5) Mutual holding company pro forma data on full conversion basis.
(2) Does not take into account the adoption of SOP 93-6.	(6) Simultaneously completed acquisition of another financial institution.
(3) Latest price if offering is less than one week old.	(7) Simultaneously converted to a commercial bank charter.
(4) Latest price if offering is more than one week but less than one month old.	(8) Former credit union.	March 3, 2014

Boards of Directors

March 3, 2014

Table 2

Market Pricing Comparatives

Prices As of March 3, 2014

		Market		Per Share Data
		Capitalization		Core	Book						Dividends(4)			Financial Characteristics(6)
		Price/	Market	12 Month	Value/	Pricing Ratios(3)					Amount/		Payout	Total	Equity/	Tang Eq/	NPAs/	Reported		Core
Financial Institution		Share(1)	Value	EPS(2)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(5)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)

All Public Companies		16.55	339.98	0.36	14.69	19.78	109.64	14.54	118.73	21.43	0.24	1.52	25.72	2,530	13.29	12.64	2.59	0.49	3.78	0.24	1.68
Converted Last 3 Months (no MHC)		10.39	205.72	0.26	13.14	11.91	79.32	15.99	79.39	24.37	0.00	0.00	0.00	1,117	19.92	19.91	3.60	0.85	3.63	0.46	2.07
State of NJ		14.16	403.41	0.26	11.12	21.34	137.38	17.89	151.24	22.25	0.25	1.57	29.87	3,075	13.42	12.52	2.79	0.35	2.37	0.31	2.07

Converted Last 3 Months (no MHC)
CWAY	Coastway Bancorp, Inc. of RI	10.29	50.93	0.09	13.87	NM	74.19	12.08	74.19	NM	0.00	0.00	0.00	422	16.28	16.28	2.16	0.03	0.21	0.10	0.63
WSBF	Waterstone Financial Inc of WI	10.48	360.51	0.43	12.41	11.91	84.45	19.90	84.58	24.37	0.00	0.00	0.00	1,812	23.56	23.54	5.04	1.66	7.05	0.82	3.50

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

Boards of Directors

March 3, 2014

average P/TB ratio for the two recent fully-converted offerings equaled 79.39%, based on closing stock prices as of March 3, 2014.

As set forth in the Original Appraisal and First Update, RP Financial’s analysis of stock market conditions also considered recent trading activity in Investors Bancorp’s stock. Since the date of the First Update, the trading price of the Company’s stock ranged from a low closing price of $24.83 on February 5, 2014 to a high closing price of $26.52 on February 28, 2014. As of March 3, 2014, the Company’s closing stock price was $26.30 per share which equaled a 3.7% increase from Investors Bancorp’s closing stock price of $25.37 per share as of the January 31, 2014 date of the First Update.

Summary of Adjustments

In the First Update, we made the following adjustments to Investors Bancorp’s pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters:	Previous Valuation Adjustment

Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Upward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

With the exception of marketing of the issue, the factors for the key valuation parameters did not change since the First Update. Accordingly, those parameters were not discussed further in this update.

The general market for thrift stocks was up slightly since the date of the First Update, as indicated by the increases exhibited in the SNL Index for all publicly-traded thrifts and the updated pricing measures for all publicly-traded thrifts. Similarly, the updated pricing measures for the Peer Group showed slight increases since the date of the First Update. Waterstone Financial’s recent second-step offering was over subscribed and it was closed at the top of its offering range, with gross proceeds of $253.0 million. As of March 3, 2014, Waterstone Financial’s closing stock price was up 4.8% from its IPO price. Investors Bancorp’s stock price was up 3.7% since the date of the First Update and the $26.30 closing price on March 3, 2014 approximated the maximum of the offering range as set forth in the First Update. In summary, a slight upward adjustment remained appropriate for marketing of the issue.

Overall, taking into account the foregoing factors, RP Financial concluded that the offering range set forth in the First Update remained appropriate. Accordingly, as of March 3, 2014, based on a $2.0 billion midpoint offering at the midpoint, the aggregate pro forma market value of Investors Bancorp’s conversion stock equaled $3.252 billion at the midpoint. Investors

Boards of Directors

March 3, 2014

Bancorp’s aggregate market value was slightly higher compared to the First Update, which equaled $3.248 billion. The slight increase in the Company’s aggregate market value was due to a slight decrease in the MHC’s ownership percentage based on shares outstanding as December 31, 2013 relative to shares outstanding as of September 30, 2013 used in the First Update. After accounting for the impact of the net MHC assets on the public shareholders’ ownership interest and the shares issued to the MHC for the acquisition of Gateway Community, the MHC’s ownership interest decreased from 61.77% as set forth in the First Update to 61.69% based on shares outstanding as of December 31, 2013.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Investors Bancorp’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the First Updated were updated with Investors Bancorp’s shares outstanding as of December 31, 2013 and took into account the shares issued to the MHC for the acquisition of Gateway Community in January 2014. Consistent with the Original Appraisal and First Update, the Company’s pre-conversion earnings were adjusted to reflect the pro forma earnings impact of the Roma Financial and Gateway Community acquisitions. The earnings adjustments for the Roma Financial and Gateway Community acquisitions did not change from the First Update. Since the Company’s December 31, 2013 balance sheet reflects the acquisition of Roma Financial, the Company’s pre-conversion book value and assets were adjusted to reflect only the pro forma impact of the Gateway Community acquisition based on Gateway Community’s balance sheet as of December 31, 2013 and the pro forma merger adjustments as set forth in the Original Appraisal and First Update.

Consistent with the Original Appraisal and First Update, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal and First Update, this updated appraisal incorporates a “technical” analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal and First Update) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

RP Financial also considered the trading price of Investor’s Bancorp’s stock, which had a closing price of $26.30 as of March 3, 2014, an increase of 3.7% from its closing price as of January 31, 2014. The $26.30 closing trading price implied a pro forma market capitalization for Investors Bancorp of approximately $3.661 billion, which is slightly below the maximum of the valuation range.

The Company has adopted “Employers’ Accounting for Employee Stock Ownership Plans” (“ASC 718-40”), which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP

Boards of Directors

March 3, 2014

shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of ASC 718-40 in the valuation.

In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC’s net assets (i.e., unconsolidated equity) that will be consolidated with the Company and thus will slightly increase equity. This pro forma adjustment also takes into account the net assets held by Gateway Community’s mutual holding company, as well as the quarterly dividend to be paid by the Company in the first quarter of 2014. At December 31, 2013, the MHC had estimated pro forma net assets of $10.4 million, which has been added to the Company’s December 31, 2013 pro forma equity to reflect the consolidation of the MHC into the Company’s operations. Exhibit 5 shows that after accounting for the impact of the MHC’s net assets, the public shareholders’ ownership interest was reduced from 38.44% to 38.31% and the MHC’s ownership interest was increased from 61.56% to 61.69%.

1. P/E Approach. The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company’s reported earnings, including the pro forma earnings impact of the acquisitions of Roma Financial and Gateway Community as set forth in the Original Appraisal and First Update, equaled $115.452 million for the twelve months ended December 31, 2013. In deriving Investors Bancorp’s core earnings, the adjustments made to reported earnings were to eliminate net gains on securities transactions equal to $750,000, net gains on loan transactions equal to $9.854 million, net impairment losses on investments equal to $977,000 and net gains on the sale of OREO equal to $1.167 million. As shown below, assuming an effective marginal tax rate of 37.0% for the earnings adjustments, the Company’s core earnings were estimated to equal $108.581 million for the twelve months ended December 31, 2013. (Note: see Exhibit 2 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Amount
($000)

Net income(1)	$115,452
Deduct: Net gain on securities transactions(1)(2)	(473)
Deduct: Net gain on loan transactions(1)(2)	(6,208)
Add back: Net impairment loss on investments(1)(2)	616
Deduct; Net gains on sale of OREO(1)(2)	(806)

Core earnings estimate	$108,581

(1)	Reflects pro form earnings impact of Roma Financial and Gateway Community acquisitions.
(2)	Adjustments were tax effected at 37.0%

Based on Investors Bancorp’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions as set forth in the Company’s prospectus, the Company’s reported and core P/E multiples at the $3.252 billion midpoint value

Boards of Directors

March 3, 2014

equaled 27.87 times and 29.62 times, respectively. The Company’s updated reported and core P/E multiples provided for premiums of 53.38% and 64.09% relative to the Peer Group’s average reported and core P/E multiples of 18.17 times and 18.05 times, respectively (versus premiums of 63.64% and 75.57% relative to the Peer Group’s average reported and core P/E multiples as indicated in the First Update). The Company’s updated reported and core P/E multiples indicated premiums of 73.00% and 74.54% relative to the Peer Group’s median reported and core P/E multiples, which equaled 16.11 times and 16.97 times, respectively (versus premiums of 84.26% and 83.70% relative to the Peer Group’s median reported and core P/E multiples as indicated in the First Update). The Company’s pro forma P/E ratios based on reported earnings at the minimum and the super maximum equaled 23.75 times and 36.69 times, respectively, and based on core earnings at the minimum and the super maximum equaled 25.24 times and 38.98 times, respectively. The Company’s implied conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 3, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. The Company’s pro forma book value was adjusted for the impact of the Gateway Community acquisition, which was not reflected in the Company’s financial data as of December 31, 2013. The pro forma impact of the Gateway Community acquisition increased reported and tangible book value by $22.3 million. Based on the $3.252 billion midpoint value, the Company’s P/B and P/TB ratios equaled 102.67% and 105.82%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 123.79% and 161.35%, respectively, Investors Bancorp’s updated ratios reflected a discount of 17.06% on a P/B basis and a discount of 34.42% on a P/TB basis (versus discounts of 16.23% and 33.77% from the Peer Group’s average P/B and P/TB ratios as indicated in the First Update). In comparison to the median P/B and P/TB ratios indicated for the Peer Group of 114.01% and 168.79%, respectively, Investors Bancorp’s updated ratios reflected discounts of 9.95% and 37.31% at the $3.252 billion midpoint value (versus discounts of 8.60% and 34.94% from the Peer Group’s median P/B and P/TB ratios as indicated in the First Update). At the super maximum of the range, the Company’s P/B and P/TB ratios equaled 114.55% and 117.51%, respectively. In comparison to the Peer Group’s average P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the super maximum of the range reflected discounts of 7.46% and 27.17%, respectively. In comparison to the Peer Group’s median P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the super maximum of the range reflected a premium of 0.47% and a discount of 30.38%, respectively.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings. As indicated in the Original Appraisal and First Update, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal and First Update, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals).

As discussed previously, Waterstone Financial’s recently completed second-step offering had a pro forma price/tangible book ratio at closing of 80.70% (see Table 1). In

Boards of Directors

March 3, 2014

Table 3

Public Market Pricing

Investors Bancorp and the Comparables

As of March 3, 2014

		Market		Per Share Data
		Capitalization		Core	Book						Dividends(4)
		Price/ Share(1)	Market Value	12 Month	Value/	Pricing Ratios(3)					Amount/ Share	Yield	Payout Ratio(5)
				EPS(2)	Share	P/E	P/B	P/A	P/TB	P/Core
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Investors Bancorp, Inc.
Super Maximum		10.00	4,297.89	0.26	8.73	36.69	114.55	23.48	117.51	38.98	0.00	0.00	0.00
Maximum		10.00	3,738.60	0.29	9.20	31.98	108.70	20.78	111.86	33.98	0.00	0.00	0.00
Midpoint		10.00	3,252.26	0.34	9.74	27.87	102.67	18.35	105.82	29.62	0.00	0.00	0.00
Minimum		10.00	2,765.92	0.40	10.47	23.75	95.51	15.85	98.81	25.24	0.00	0.00	0.00

All Non-MHC Public Companies (7)
Averages		16.95	355.84	0.36	15.57	19.21	102.65	13.72	111.04	21.31	0.25	1.56	26.58
Medians		14.75	97.69	0.41	14.26	18.58	96.14	12.71	103.51	20.82	0.20	1.40	16.13

All Non-MHC State of NJ(7)
Averages		14.54	447.94	0.48	13.64	18.68	108.26	15.72	120.57	19.69	0.36	2.32	45.69
Medians		14.03	323.05	0.74	12.37	17.53	102.18	14.13	108.61	18.58	0.24	2.26	48.00

State of NJ
CBNJ	Cape Bancorp, Inc. of NJ	10.60	127.84	0.38	11.65	23.56	90.99	11.90	108.61	27.89	0.24	2.26	53.33
COBK	Colonial Financial Serv. of NJ	12.08	46.54	-1.07	15.65	NM	77.19	7.78	77.19	NM	0.00	0.00	NM
HCBK	Hudson City Bancorp, Inc of NJ(7)	9.39	4,961.85	0.33	8.87	26.83	105.86	12.66	109.44	28.45	0.16	1.70	45.71
NFBK	Northfield Bancorp, Inc. of NJ	12.64	732.18	0.28	12.37	NM	102.18	26.85	104.72	NM	0.24	1.90	NM
OSHC	Ocean Shore Holding Co. of NJ	14.03	96.85	0.74	15.37	19.22	91.28	9.28	96.03	18.96	0.24	1.71	32.88
OCFC	OceanFirst Fin. Corp of NJ	18.58	323.05	1.00	12.29	17.53	151.18	14.13	151.18	18.58	0.48	2.58	45.28
ORIT	Oritani Financial Corp of NJ	15.50	708.41	0.91	11.52	17.42	134.55	25.09	134.55	17.03	0.70	4.52	NM
PFS	Provident Fin. Serv. Inc of NJ	18.37	1,100.69	1.15	16.63	15.70	110.46	14.99	171.68	15.97	0.60	3.27	51.28

Comparable Group Averages
Averages		20.66	1,936.28	1.30	16.55	18.17	123.79	14.37	161.35	18.05	0.53	3.23	44.67
Medians		15.01	1,219.01	0.82	13.18	16.11	114.01	14.67	168.79	16.97	0.54	3.33	51.28

Comparable Group
AF	Astoria Financial Corp. of NY	13.53	1,337.33	0.53	13.44	22.93	100.67	8.35	117.04	25.53	0.16	1.18	27.12
BHLB	Berkshire Hills Bancorp of MA	24.78	620.39	2.10	26.89	15.49	92.15	11.38	154.59	11.80	0.72	2.91	45.00
CFFN	Capitol Federal Fin Inc. of KS	12.12	1,785.43	0.47	11.08	25.79	109.39	19.44	109.39	25.79	0.30	2.48	63.83
DCOM	Dime Community Bancshars of NY	16.59	609.07	1.77	11.51	15.22	144.14	15.17	165.90	9.37	0.56	3.38	51.38
NYCB	New York Community Bcrp of NY	15.82	6,973.60	0.93	12.92	14.65	122.45	15.24	215.24	17.01	1.00	6.32	NM
NWBI	Northwest Bancshares Inc of PA	14.20	1,338.26	0.65	12.08	21.19	117.55	16.92	139.22	21.85	0.52	3.66	NM
PBCT	Peoples United Financial of CT	14.12	4,333.57	0.71	15.11	18.58	93.45	13.75	173.04	19.89	0.65	4.60	NM
PFS	Provident Fin. Serv. Inc of NJ	18.37	1,100.69	1.15	16.63	15.70	110.46	14.99	171.68	15.97	0.60	3.27	51.28
TRST	TrustCo Bank Corp NY of NY	6.77	639.51	0.40	3.75	16.51	180.53	14.34	180.53	16.93	0.26	3.84	63.41
WSFS	WSFS Financial Corp. of DE	70.26	624.96	4.30	42.04	15.61	167.13	14.07	186.86	16.34	0.48	0.68	10.67

		Financial Characteristics(6)								Exchange Ratio	2nd Step Offering Amount
		Total Assets	Equity/ Assets	Tang Eq/ Assets	NPAs/ Assets	Reported		Core
						ROA	ROE	ROA	ROE
		($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)		($Mil)
Investors Bancorp, Inc.
Super Maximum		18,303	20.49	20.07	0.81	0.64	3.12	0.60	2.94	3.0702	2,645.000
Maximum		17,991	19.11	18.68	0.83	0.65	3.40	0.61	3.20	2.6698	2,300.000
Midpoint		17,720	17.87	17.42	0.84	0.66	3.68	0.62	3.47	2.3215	2,000.000
Minimum		17,448	16.59	16.13	0.85	0.67	4.02	0.63	3.79	1.9733	1,700.000

All Non-MHC Public Companies (7)
Averages		2,501	13.21	12.60	2.59	0.51	3.92	0.23	1.55
Medians		802	12.35	11.52	1.74	0.60	4.21	0.43	3.10

All Non-MHC State of NJ(7)
Averages		2,556	14.45	13.42	2.26	0.62	4.23	0.58	3.91
Medians		2,286	13.08	10.08	2.01	0.64	4.79	0.60	4.85

State of NJ
CBNJ	Cape Bancorp, Inc. of NJ	1,074	13.08	11.19	2.01	0.52	3.67	0.44	3.10
COBK	Colonial Financial Serv. of NJ	598	10.08	10.08	5.37	-0.54	-5.16	-0.66	-6.27
HCBK	Hudson City Bancorp, Inc of NJ(7)	39,188	11.96	11.61	2.93	0.46	3.94	0.43	3.72
NFBK	Northfield Bancorp, Inc. of NJ	2,727	26.27	25.80	1.71	0.64	2.90	0.60	2.71
OSHC	Ocean Shore Holding Co. of NJ	1,044	10.17	9.71	0.80	0.48	4.79	0.49	4.85
OCFC	OceanFirst Fin. Corp of NJ	2,286	9.35	9.35	2.95	0.80	8.46	0.76	7.98
ORIT	Oritani Financial Corp of NJ	2,824	18.65	18.65	0.98	1.45	7.88	1.48	8.06
PFS	Provident Fin. Serv. Inc of NJ	7,341	13.57	9.18	2.03	0.96	7.09	0.95	6.97

Comparable Group Averages
Averages		13,610	12.12	9.60	1.45	0.83	7.09	0.88	7.61
Medians		7,625	12.40	8.28	1.31	0.84	6.60	0.87	7.10

Comparable Group
AF	Astoria Financial Corp. of NY	16,022	9.10	8.04	2.98	0.36	4.21	0.32	3.78
BHLB	Berkshire Hills Bancorp of MA	5,450	12.35	7.75	0.96	0.77	6.11	1.02	8.02
CFFN	Capitol Federal Fin Inc. of KS	9,186	17.77	17.77	0.44	0.75	4.13	0.75	4.13
DCOM	Dime Community Bancshars of NY	4,015	10.52	9.27	1.10	1.01	9.95	1.64	16.15
NYCB	New York Community Bcrp of NY	45,765	12.44	7.48	0.46	1.07	8.40	0.92	7.23
NWBI	Northwest Bancshares Inc of PA	7,908	14.40	12.43	2.35	0.79	5.52	0.77	5.36
PBCT	Peoples United Financial of CT	31,510	14.72	8.52	1.57	0.77	4.79	0.72	4.47
PFS	Provident Fin. Serv. Inc of NJ	7,341	13.57	9.18	2.03	0.96	7.09	0.95	6.97
TRST	TrustCo Bank Corp NY of NY	4,460	7.94	7.94	1.33	0.88	10.88	0.86	10.61
WSFS	WSFS Financial Corp. of DE	4,443	8.42	7.60	1.29	0.92	9.85	0.88	9.41

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2014 by RP® Financial, LC.

Boards of Directors

March 3, 2014

comparison, the Company’s pro forma price/tangible book ratio at the midpoint value reflects an implied premium of 31.13%. Waterstone Financial’s current P/TB ratio, based on closing stock prices as of March 3, 2014, equaled 84.58%. In comparison to Waterstone Financial’s current P/TB ratio, the Company’s P/TB ratio at the midpoint value reflects an implied premium of 25.11%.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings — which have received greater weight in our valuation analysis. At the $3.252 billion midpoint value Investors Bancorp’s pro forma P/A ratio equaled 18.35%. In comparison to the Peer Group’s average P/A ratio of 14.37%, Investors Bancorp’s P/A ratio indicated a premium of 27.70% (versus a premium of 28.99% at the midpoint valuation in the First Update). In comparison to the Peer Group’s median P/A ratio of 14.67%, Investors Bancorp’s P/A ratio at the $3.252 billion midpoint value indicated a premium of 25.09% (versus a premium of 28.54% at the midpoint valuation in the First Update).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of March 3, 2014, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC’s current ownership interest in the Company; (2) exchange shares issued to existing public shareholders of the Company; and (3) shares issued to the Foundation - was $3,252,259,400 at the midpoint, equal to 325,225,940 shares at a per share value of $10.00. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows:

	Total Shares	Offering Shares	Exchange Shares Issued to Public Shareholders	Foundation Shares	Exchange Ratio

Shares
Maximum, as Adjusted	429,788,806	264,500,000	164,288,806	1,000,000	3.0702
Maximum	373,859,831	230,000,000	142,859,831	1,000,000	2.6698
Midpoint	325,225,940	200,000,000	124,225,940	1,000,000	2.3215
Minimum	276,592,049	170,000,000	105,592,049	1,000,000	1.9733

Distribution of Shares
Maximum, as Adjusted	100.00%	61.54%	38.23%	0.23%
Maximum	100.00%	61.52%	38.21%	0.27%
Midpoint	100.00%	61.50%	38.20%	0.31%
Minimum	100.00%	61.46%	38.18%	0.36%

Aggregate Market Value at $10 per share
Maximum, as Adjusted	$4,297,888,060	$2,645,000,000	$1,642,888,060	$10,000,000
Maximum	$3,738,598,310	$2,300,000,000	$1,428,598,310	$10,000,000
Midpoint	$3,252,259,400	$2,000,000,000	$1,242,259,400	$10,000,000
Minimum	$2,765,920,490	$1,700,000,000	$1,055,920,490	$10,000,000

Boards of Directors

March 3, 2014

Establishment of the Exchange Ratio

Conversion regulations provide that in a conversion of a mutual holding company, the minority shareholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of Investors Bancorp has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the subscription and firm commitment underwritten offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 2.3215 shares for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.9733 at the minimum, 2.6698 at the maximum and 3.0702 at the super maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public shareholders or on the proposed exchange ratio.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer and Managing Director

Gregory E. Dunn
Director